10025828

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden [redacted]per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
[redacted]
Washington, DC
110

SEC FILE NUMBER
~~8-7072~~ 008-07072

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2008 (MM/DD/YY) AND ENDING 09/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

FIRST COMMAND FINANCIAL PLANNING, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 FirstComm Plaza
(No. and Street)

Fort Worth (City) Texas (State) 76109 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2 5 2009
10

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael F. Morrison (817) 731 - 8621
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2200 Ross Avenue, Suite 1600 (Address) Dallas (City) Texas (State) 75201-6778 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 14 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael F. Morrison, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of First Command Financial Planning, Inc., as of and for the year ended September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Treasurer
Title

DEANNA WEST
Notary Public, State of Texas
My Commission Expires
February 26, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operation.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Subordinated Liabilities or Claims of General Creditors.
  Notes to Financial Statements.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (filed separately).
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

First Command Financial Planning, Inc.

(SEC I.D. No. 8-7072)

Statement of Financial Condition
as of September 30, 2009, and
Independent Auditors' Report and
Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

SEC
Mail Processing
Section
JAN 14 2010
Washington, DC
105

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
First Command Financial Planning, Inc.:

We have audited the accompanying statement of financial condition of First Command Financial Planning, Inc. (a wholly owned subsidiary of First Command Financial Services, Inc.) (the "Company") as of September 30, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of First Command Financial Planning, Inc. as of September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

November 23, 2009

FIRST COMMAND FINANCIAL PLANNING, INC.

STATEMENT OF FINANCIAL CONDITION AS OF SEPTEMBER 30, 2009

ASSETS	
CASH AND CASH EQUIVALENTS	$ 8,260,505
MARKETABLE SECURITIES — At fair value	1,678,121
COMMISSIONS AND FEES RECEIVABLE	10,870,118
ACCOUNTS RECEIVABLE, PREPAID EXPENSES, AND OTHER	180,430
ACCOUNTS RECEIVABLE — Parent company	2,255,658
PROPERTY, EQUIPMENT, AND SOFTWARE — Net of accumulated depreciation and amortization of $6,923,091	445,367
TOTAL	$23,690,199
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accrued bonuses payable	$ 1,132,638
Accrued commissions payable	4,588,352
Account payable — affiliate	184,219
Other accrued liabilities	710,224
Total liabilities	6,615,433
STOCKHOLDER'S EQUITY:	
Common stock:	
Class A — voting, par value $.02 per share; authorized 750,000 shares; outstanding 99,200 shares (102,300 issued, less 3,100 held in treasury)	2,046
Class B — non-voting, par value $.02 per share; authorized 750,000 shares; outstanding 43,534 shares (46,368 issued, less 2,834 held in treasury)	927
Additional paid-in capital	116,805
Retained earnings	16,955,107
Treasury stock — at cost	(119)
Total stockholder's equity	17,074,766
TOTAL	$23,690,199

See notes to financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First Command Financial Planning, Inc. (the Company or FCFP), a wholly owned subsidiary of First Command Financial Services, Inc. (FCFS), was chartered in Texas in 1958, and is engaged in the sale of mutual funds to middle income American families with a concentration to United States military personnel. The Company is a registered investment advisor (RIA) with the Securities and Exchange Commission (SEC) and a licensed, fully-disclosed broker/dealer registered with the SEC and the Financial Industry Regulatory Agency (FINRA). The Corporate office is located in Fort Worth, Texas.

We have evaluated subsequent events after the balance sheet date of September 30, 2009 through November 23, 2009, which is the date the financial statements were issued.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents — Cash and cash equivalents includes demand deposits and a money market account. Carrying value approximates fair value.

Marketable Securities — Marketable securities, all of which are equity mutual funds, are classified as trading and recorded at fair value. The average cost method is used to determine the cost of each security at the time of sale.

Commissions and Fees Receivable — Commissions receivable represents balances due from mutual fund companies and insurance companies for the sale of investment products by the Company's sales advisors. The fees receivable represent the accrual of fees for assets under the Company's management and are collected on a quarterly basis according to each individual investor's account cycle.

Property, Equipment, and Software — Property, equipment, and software are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

	Estimated Lives
Office equipment, furniture, and automobiles	3 to 10 years
Software	5 years

Income Taxes — Since December 1, 1998, the Company has been a Subchapter S corporation for federal income tax purposes. A Subchapter S corporation generally pays no federal income taxes, and its taxable income, if any, is taxed at the stockholder level.

Concentration of Credit Risk — Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments, commissions receivable, and marketable securities. The Company places its temporary cash investments and marketable securities with financial institutions and investment companies. Therefore, the majority of these funds are not insured by the Federal Deposit Insurance Corporation. Concentrations of credit risk with respect to commissions receivable are limited due to the number of investment companies comprising the Company's supplier base.

Recent Accounting Pronouncements — *Codification* – In June 2009, the Financial Accounting Standards Board (FASB) issued the Accounting Standards Codification (ASC). The ASC is the official source of authoritative United States Generally Accepted Accounting Principles (GAAP) superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related literature. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The change to the ASC affects the way companies refer to GAAP in financial statements and accounting policies, and is effective for periods ending after September 15, 2009. The adoption did not have a significant impact on the Company's financial statements.

Fair Value Measurements – The FASB provided new accounting rules to clarify the definition of fair value, establish a hierarchy for measuring fair value, and expand disclosures about measurement methodology and its effects on fair value. The new rules were effective for fiscal years beginning after November 15, 2008. The adoption of the new rules had no material impact on the Company's financial position or results of operations, as the Company's assets and liabilities have historically been measured in accordance with the provisions of the new rules. The additional disclosures required by these rules have been included in Note 3.

In 2009, the FASB provided additional guidance for estimating the fair value of assets or liabilities when the level of transaction activity has decreased and for identifying when transactions are not orderly. The guidance is effective for periods ending after June 15, 2009. The Company does not own assets or liabilities with these characteristics, therefore the adoption had no impact on the Company's financial statements.

Fair Value Option – The FASB provided accounting rules to permit entities to choose to measure certain financial assets and liabilities at fair value which are otherwise measured on a different basis in existing literature. The new rules were effective for the Company for the year ended September 30, 2009. Under the new rules unrealized gains and losses on items which the fair value option has been elected are reported in earnings at each subsequent reporting date. The Company has not elected to adopt the fair value option for any of its financial assets and liabilities, therefore the adoption had no impact on the Company's financial statements.

Subsequent Events – In May 2009, the FASB issued authoritative guidance for subsequent events. This guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date; that is, whether the date represents the actual date the financial statements were issued or were available to be issued. The guidance is effective for periods after June 15, 2009. The Company has adopted this guidance, and included the required disclosures above.

Transfers of Financial Assets – This guidance, effective for the Company as of October 1, 2010 amends previous guidance concerning transfers of financial assets to disallow the use of qualifying special purpose entities. Such entities are required to be evaluated for consolidation. The Company has no such entities and does not expect any impact from adoption.

2. RELATED PARTY TRANSACTIONS

The Company shares office facilities, employees, and personnel costs with its parent company, FCFS. The Company and its parent also share other operating expenses. FCFS allocates costs to the Company that are clearly applicable to the operations of FCFP. Common expenses, or those costs not clearly application to any one legal entity, are allocated based on new and existing clients that have purchased products from FCFS, FCFP, or both.

As of September 30, 2009, $2,255,658 was due from FCFS for non-interest-bearing advances. This amount is reflected in the accompanying statement of financial condition as accounts receivable – parent company. As of September 30, 2009, $184,219 was due to an affiliate, First Command Bank, for trust custodial fees related to the managed accounts. This amount is reflected in the accompanying statement of financial condition as account payable — affiliate. All intercompany balances are due on demand and are settled periodically by the payment of cash between the companies.

During 1998, FCFS entered into a debt agreement whereby the Company pledged certain FCFP marketable securities as collateral. During the year ended September 30, 2009, FCFP's securities were released from a pledge as collateral for this loan.

3. MARKETABLE SECURITIES

The aggregate cost and fair value of FCFP's marketable securities as of September 30, 2009, are as follows:

Marketable securities — at cost	$ 1,681,955
Unrealized gains — net	(3,834)
Marketable securities — at fair value	$ 1,678,121

Fair Value Measurements: The Company measures the fair value of its financial assets in accordance with the hierarchy established by GAAP, which consists of three levels to indicate the quality of the fair value measurements as described below:

Level 1 — fair values are based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2 — fair values are based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that can otherwise be corroborated by observable market data.

Level 3 — fair values are based on inputs that are considered unobservable where there is little, if any, market activity for the asset or liability as of the measurement date. In this circumstance, the Company has to rely on values derived by independent brokers or internally-developed assumptions. Unobservable inputs are developed based on the best information available to the Company which may include the Company's own data or bid and ask prices in the dealer market.

The following table represents assets measured at fair value on a recurring basis:

Description	Fair Value Measurements at September 30, 2009 Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total Fair Value
Money market funds*	$ 6,390,832	$ -	$ -	$ 6,390,832
Marketable securities	$ 1,678,121	$ -	$ -	$ 1,678,121

*Money market funds are included in cash and cash equivalents

All of the Company's investments are actively traded and direct quotes are generally available. Management therefore determines the fair values of these securities based on published quotes.

4. COMMON STOCK

At September 30, 2009, the common stock of the Company is as follows:

Voting Rights	Class A Voting	Class B Non-Voting
Par value per share	$0.02	$0.02
Number of shares authorized	750,000	750,000
Number of shares issued	102,300	46,368
Number of previously issued shares repurchased and held as treasury stock	3,100	2,834
Number of shares outstanding	99,200	43,534

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2009, the Company had net capital of $6,962,962, which was $6,521,933 in excess of its required net capital of $441,029. The Company's aggregate indebtedness to net capital ratio was 0.95 to 1.

6. COMMITMENTS AND CONTINGENCIES

On December 15, 2004, the Company reached a settlement with the National Association of Securities Dealers, predecessor of FINRA, and the SEC related to the sale of systematic investment plans. A fine was paid without admission or denial of wrongdoing.

Following the above settlement a class action lawsuit was filed in federal court in California in January 2005 against the Company and FCFS. Following pretrial motions and discovery activities through July 2008, the parties on August 27, 2008, reached an agreement in principle to settle the case. A Stipulation and Agreement of Settlement (the Settlement Agreement) was signed on October 13, 2008. Under the Settlement Agreement, the Company and FCFS agreed that in consideration of Plaintiffs' release of all claims Plaintiffs would be paid a total of $12,000,000 in full and final settlement of all causes of action under the lawsuit. The Court conducted a Fairness Hearing on March 30, 2009, and approved the settlement amount and Settlement Agreement, including confirmation of a release in favor of the Defendants as to all issues that were the subject of the lawsuit.

The settlement amount was proportionately allocated between the Company and FCFS, which entered into an agreement whereby the Company would bear $2,329,000 of the total settlement expense. The amount allocated to the Company was included in other accrued liabilities at September 30, 2008 and the payment was made during the year ended September 30, 2009.

* * * * * *

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors of
First Command Financial Planning, Inc.:

In planning and performing our audit of the financial statements First Command Financial Planning, Inc. (the "Company") as of and for the year ended September 30, 2009 (on which we issued our report dated November 23, 2009), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

November 23, 2009

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T

(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SEC Mail Processing Section
NOV 23 2009
Washington, DC
110

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-007072 FINRA SEP
First Command Financial Planning Inc
Attn: Hugh Simpson
1 FirstComm Plaza
Fort Worth, Texas 76109-4978

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jamie Timmins, 817-731-8621

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 41,120

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150)

1/2/09
Date Paid

C. Assessment balance due 40,970

D. Interest computed on late payment (see instruction E) for______days at 20% per annum -0-

E. Total assessment balance and interest due (or overpayment carried forward) $ 40,970

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 40,970

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Command Financial Planning, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23rd day of November, 2009.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending September 30, 2009
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 31,460,445
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		-0-
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		13,783,118
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		495,549
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		732,749
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 1,041	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		1,041
Total deductions		15,012,457
2d. SIPC Net Operating Revenues		$ 16,447,988
2e. General Assessment @ .0025		$ 41,120

(to page 1 but not less than $150 minimum)

First Command Financial Planning, Inc.
SIPC-7T Transitional Assessment Reconciliation
Supplemental Schedule
Six Month Period - April 1, 2009 - September 30, 2009

2b (8) Deductions

(8)	Other Revenue not related directly or indirectly to the securities business			
	(a)	Tax Services	$	493,138
	(b)	Subtransfer Agency Fees		239,611
			$	**732,749**

(a) Tax Services Fees are generated from the preparaton of client federal & state tax returns
(b) Subtransfer Agency fees are generated per a third party agreement for customer service work

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
First Command Financial Planning, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to September 30, 2009, which were agreed to by First Command Financial Planning, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the Company's accounts payable sub-ledger noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2009, less revenues reported on the Financial and Operational Combined Uniform Single (FOCUS) reports for the period from October 1, 2008 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to September 30, 2009, through review of reconciliations between the respective Form X-17A-5 and FOCUS reports and the general ledger for the applicable periods, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers prepared by the Company, which provided details of accounts included in the Company's general ledger that were used to calculate the adjustments noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers referred to above in items 2 and 3 supporting the revenue amounts and adjustments noting no difference.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

November 23, 2009

Member of
Deloitte Touche Tohmatsu